

Mail Stop 4561

November 20, 2009

Stephanie G. DiMarco
Chief Executive Officer
Advent Software, Inc.
600 Townsend Street
San Francisco, CA 94103

> **Re:** **Advent Software, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2008**
> **Filed on March 12, 2009**
> **File No. 000-26994**

Dear Ms. DiMarco:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors

"If our relationship with Financial Times/Interactive Data is terminated …," page 22

1. We note that your operating results would be adversely impacted if our relationship with FTID was terminated or their services were unavailable to your clients. Please tell us how you determined you are not substantially dependent

upon this agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, please file this agreement as an exhibit.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Executive Compensation and Related Information

Compensation Discussion and Analysis

Corporate Bonus Payouts for Performance in 2008, page 35

2.   We note that executive bonuses may be paid based on the achievement of pre-established corporate performance measures and that, for 2008, the corporate measures were "Annual Contract Value," "Recognized Revenue," and "Operating Profit." To the extent you use performance measures, your compensation discussion and analysis should define those measures.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you require further assistance, you may contact me at (202) 551-3456. You may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462 if you thereafter need assistance.

Sincerely,

Matthew Crispino
Staff Attorney